SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K

(Mark One)

[X] Annual Report pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2005.

Or

[ ] Transition Report pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the transition period from ____________ to ______________.

Commission file number 000-51217

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

LANDS' END, INC. RETIREMENT PLAN
LANDS' END LANE
DODGEVILLE, WI 53595

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

SEARS HOLDINGS CORPORATION
3333 BEVERLY ROAD
HOFFMAN ESTATES, IL 60179

Lands' End, Inc. Retirement Plan

Contents

McGladrey & Pullen
Certified Public Accountants

Report of Independent Registered Public Accounting Firm

To the Retirement Plan Committee
Lands' End, Inc. Retirement Plan
Dodgeville, Wisconsin

We have audited the accompanying statements of net assets available for benefits of the Lands' End, Inc. Retirement Plan as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Lands' End, Inc. Retirement Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the United States Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

McGladrey & Pullen, LLP

Madison, Wisconsin
June 2, 2006

Lands' End, Inc. Retirement Plan

Statement of Net Assets Available for Benefits
December 31, 2005

Assets	Sears Holding Stock Fund	Equity Funds	Common/ Collective Trust Funds	Participant Loan Fund	Total
Investments, at fair value					
RiverSource Trust Core Balanced Fund II	$ -	$ -	$ 28,176,215	$ -	$ 28,176,215
River Source Trust Equity Index Fund I	-	-	17,660,491	-	17,660,491
RiverSource Trust Small Cap Equity Index Fund II	-	-	8,002,150	-	8,002,150
RiverSource Trust Income Fund II	-	-	35,199,907	-	35,199,907
RiverSource New Dimensions Fund	-	59,694,095	-	-	59,694,095
Templeton Foreign Fund I	-	12,459,538	-	-	12,459,538
Dodge & Cox Stock Fund	-	18,957,603	-	-	18,957,603
William Blair Small Cap Growth Fund	-	10,741,177	-	-	10,741,177
Sears Holding Stock Fund	392,336	-	-	-	392,336
Total investments	392,336	101,852,413	89,038,763	-	191,283,512
Loans to Participants	-	-	-	2,623,942	2,623,942
Employer Contribution Receivable	53,586	2,776,965	3,149,995	-	5,980,546
Net assets available for benefits	$ 445,922	$ 104,629,378	$ 92,188,758	$ 2,623,942	$ 199,888,000

See Notes to Financial Statements.

Lands' End, Inc. Retirement Plan

Statement of Net Assets Available for Benefits
December 31, 2004

Assets	Sears Holding Stock Fund	Equity Funds	Common/ Collective Trust Funds	Participant Loan Fund	Total
Investments, at fair value					
RiverSource Trust Core Balanced Fund II	$ -	$ -	$ 28,764,966	$ -	$ 28,764,966
River Source Trust Equity Index Fund I	-	-	17,953,711	-	17,953,711
RiverSource Trust Small Cap Equity Index Fund II	-	-	8,094,422	-	8,094,422
RiverSource Trust Income Fund II	-	-	36,774,293	-	36,774,293
RiverSource New Dimensions Fund	-	69,748,745	-	-	69,748,745
Templeton Foreign Fund I	-	10,426,500	-	-	10,426,500
Dodge & Cox Stock Fund	-	12,954,880	-	-	12,954,880
William Blair Small Cap Growth Fund	-	8,881,328	-	-	8,881,328
Sears Holding Stock Fund	514,041	-	-	-	514,041
Total investments	514,041	102,011,453	91,587,392	-	194,112,886
Loans to Participants	-	-	-	2,881,946	2,881,946
Employer Contribution Receivable	33,135	1,868,972	2,285,432	-	4,187,539
Net assets available for benefits	$ 547,176	$ 103,880,425	$ 93,872,824	$ 2,881,946	$ 201,182,371

See Notes to Financial Statements.

Lands' End, Inc. Retirement Plan

Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2005

	Sears Holding Stock Fund	Equity Funds	Common/ Collective Trust Funds	Participant Loan Fund	Total
Earnings on investments:					
Interest and dividend income	$ 6,147	$ 13,983,596	$ 76,987	$ -	$ 14,066,730
Net appreciation (depreciation) in fair value of investments	(807)	(10,596,367)	3,486,250	-	(7,110,924)
Total investment income	5,340	3,387,229	3,563,237	-	6,955,806
Contributions:					
Employer:					
Matching	34,220	1,733,967	1,599,779	-	3,367,966
Profit sharing	53,586	2,776,965	3,149,995	-	5,980,546
Participant	108,581	5,263,793	4,584,692	-	9,957,066
Rollover	-	130,289	34,312	-	164,601
Total contributions	196,387	9,905,014	9,368,778	-	19,470,179
Total additions	201,727	13,292,243	12,932,015	-	26,425,985
Benefit payments	(27,958)	(13,457,325)	(13,876,709)	(358,364)	(27,720,356)
Interfund transfers	(279,214)	936,871	(657,657)	-	-
Loans issued to participants	(6,322)	(620,146)	(620,111)	1,246,579	-
Loan principal repayments	10,513	597,310	538,396	(1,146,219)	-
Increase (decrease) in net assets	(101,254)	748,953	(1,684,066)	(258,004)	(1,294,371)
Net assets available for benefits:					
Beginning	547,176	103,880,425	93,872,824	2,881,946	201,182,371
Ending	$ 445,922	$ 104,629,378	$ 92,188,758	$ 2,623,942	$ 199,888,000

See Notes to Financial Statements.

Lands' End, Inc. Retirement Plan

Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2004

	Fixed Income Fund	Sears Holding Stock Fund	Equity Funds	Common/ Collective Trust Funds	Participant Loan Fund	Total
Earnings on investments:						
Interest and dividend income	$ 107,007	$ 10,045	$ 2,566,554	$ 93,084	$ -	$ 2,776,690
Net appreciation in fair value of investments	103,533	76,269	4,644,070	6,066,507	-	10,890,379
Total investment income	210,540	86,314	7,210,624	6,159,591	-	13,667,069
Contributions:						
Employer:						
Matching	72,832	43,439	1,835,483	1,789,429	-	3,741,183
Profit sharing	-	33,135	1,868,972	2,285,432	-	4,187,539
Participant	210,743	143,100	5,378,095	5,067,601	-	10,799,539
Rollover	2,702	3,140	35,402	40,786	-	82,030
Total contributions	286,277	222,814	9,117,952	9,183,248	-	18,810,291
Total additions	496,817	309,128	16,328,576	15,342,839	-	32,477,360
Benefit payments	(172,383)	(9,080)	(6,474,451)	(7,634,288)	(168,137)	(14,458,339)
Interfund transfers	(25,901,638)	(157,810)	3,380,596	22,678,852	-	-
Loans issued to participants	(16,264)	(6,691)	(686,530)	(778,981)	1,488,466	-
Loan principal repayments	23,116	14,434	579,049	536,376	(1,152,975)	-
Increase (decrease) in net assets	(25,570,352)	149,981	13,127,240	30,144,798	167,354	18,019,021
Net assets available for benefits:						
Beginning	25,570,352	397,195	90,753,185	63,728,026	2,714,592	183,163,350
Ending	$ -	$ 547,176	$ 103,880,425	$ 93,872,824	$ 2,881,946	$ 201,182,371

See Notes to Financial Statements.

Note 1. Description of Plan

The following description of the Lands' End, Inc. Retirement Plan (the Plan) provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan's provisions.

General: The Plan is a defined contribution plan covering substantially all employees of Lands' End, Inc. (the Company) who are at least 19 years of age as of the end of the plan year and have completed both six months and 1,000 hours of eligible service. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). In June 2002, the Company became a wholly owned subsidiary of Sears, Roebuck, and Co. (Sears). In March 2005, Kmart Holding Corporation through its wholly owned subsidiary, Sears Holdings Corporation (Holdings), acquired, by merger, all of the outstanding stock of Sears; thus, the Company became an indirect, wholly owned subsidiary of Holdings.

Contributions: Effective April 1, 2004, participants are able to contribute up to 75 percent of pretax annual compensation, as defined in the Plan. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan. The Company contributes up to 50 percent of the first 6 percent of eligible compensation that a participant contributes to the Plan. Additional profit sharing contributions may be contributed at the discretion of the Sears' Board of Directors and are allocated to each participant's account based on his or her eligible compensation level (subject to certain Internal Revenue Service (IRS) limits) in relation to all participants' compensation. Contributions are subject to certain limitations.

Investment Options: Descriptions of the investment options offered by the Plan are as follows:

RiverSource Trust Income Fund II: This common/collective trust fund maintains a stable value of the participants' investments. This fund was previously known as American Express Trust Income Fund II.

RiverSource Trust Core Balanced Fund II: This common/collective trust fund invests in portfolios consisting of equity and fixed income securities through investment in American Express Trust Equity Index Base Fund (60 percent) and American Express Trust Bond Fund (40 percent). This fund was previously known as American Express Trust Core Balanced Fund II.

RiverSource Trust Equity Index Fund I: This common/collective trust fund invests primarily in common stocks of the Standard & Poor's (S&P) 500 Stock Index to achieve a rate of return as close as possible to the S&P 500 Index. This fund was previously known as American Express Trust Equity Index Fund I.

RiverSource Trust Small Cap Equity Index Fund II: This common/collective trust fund invests in the Pyramid Russell 2000 Index Fund which primarily invests in some or all of the securities within the Pyramid Russell 2000 Index, an unmanaged index. This fund was previously known as American Express Trust Small Cap Equity Index Fund II.

RiverSource New Dimension Fund: This equity fund normally invests in medium- to large-size capitalization growth stocks to provide long-term growth of capital. This fund was previously known as AXP New Dimension Fund.

Templeton Foreign Fund I: This equity fund seeks long-term capital growth through a flexible policy of investing primarily in stocks of companies outside of the United States.

Note 1. Description of Plan (Continued)

Dodge & Cox Stock Fund: This equity fund invests primarily in a broadly diversified and carefully selected portfolio of common stocks. The fund invests at least 80 percent of its total assets in common stocks.

William Blair Small Cap Growth Fund: This equity fund invests primarily in common stocks of small, emerging, rapid growth domestic companies that are of high quality.

Sears Holding Stock Fund: This fund invests in shares of Holdings and seeks to approximate, as closely as possible, the return of Holdings. This fund was previously known as Sears Stock Fund.

Participant Accounts: Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contribution and (b) Plan earnings, and (c) charged with an allocation of investment management fees. Allocations are based on participant's earnings or account balances as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting: Participants are vested immediately in their contributions, employer contributions, and actual earnings thereon.

Participant Loans: Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum amount of equal to the lesser of $50,000 or 50 percent of their account balance. The loans are secured by the balance in the participant's account and bear interest at rates ranging from 5 percent to 10.5 percent which are commensurate with local prevailing rates as determined by the plan administrator. Principal and interest is paid ratably through payroll deductions.

Payment of Benefits: On termination of service, a participant will receive a lump sum distribution equal to the value of the participant's vested interest in his or her account.

Note 2. Summary of Significant Accounting Policies

Use of Estimates: The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Valuation of Investments and Income Recognition: The Plan's investments in equity funds are stated at fair market value as determined by the trustee by reference to published market data. Investments in common/collective trust funds and the common stock fund are valued at the purchase or redemption price of the shares of participation as determined by the trust sponsor, based on the value of the underlying assets. Participant loans are valued at their outstanding balance which approximates fair value.

Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Investment securities, in general, are exposed to various risks such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

Note 2. Summary of Significant Accounting Policies (Continued)

Payment of Benefits: Benefits are recorded when paid. Net assets available for benefits includes benefits of approximately $385,000 and $14,000 due to participants who have withdrawn from participation in the Plan as of December 31, 2005 and 2004, respectively.

Administrative Expenses: All administrative expenses for the Plan are paid by the Company, except certain equity fund expenses that are netted against participants' investment yield.

Note 3. Investments

The following table presents investments that represent 5 percent or more of the Plan's net assets:

	December 31, 2005	December 31, 2004
RiverSource Trust Core Balanced Fund II	$ 28,176,215	$ 28,764,996
RiverSource Trust Equity Index Fund I	17,660,491	17,953,711
RiverSource Trust Income Fund II	35,199,907	36,774,293
RiverSource New Dimension Fund	59,694,095	69,748,745
Templeton Foreign Fund I	12,459,538	10,426,500
Dodge & Cox Stock Fund	18,957,603	12,954,880
William Blair Small Cap Growth Fund	10,741,177	*

* Represents less than 5 percent of Plan's net assets.

Note 4. Related-Party Transactions

Certain plan investments are shares of equity and common/collective trust funds managed by Ameriprise Trust Company. Ameriprise Trust Company is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Also, the Plan invests in Sears Holdings Corporation.

Note 5. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA.

Note 6. Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated November 4, 2002, that the Plan is designed in accordance with applicable sections of the Internal Revenue Code (IRC). Although the Plan has been amended since receiving the determination letter, the plan administrator believes the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

Note 7. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2005 to Form 5500:

Net assets available for benefits per the financial statements	$ 199,888,000
Accrual adjustment:	
Benefits payable	(385,493)
Net assets available for benefits per the Form 5500	$ 199,502,507

The following is a reconciliation of the change in nets assets available for benefits per the financial statements for the year ended December 31, 2005 to Form 5500:

Net increase (decrease) in net assets available for benefits per the financial statement	$ (1,294,371)
Accrual adjustment:	
Benefits payable	(385,493)
Net increase (decrease) in net assets available for benefits per the Form 5500	$ (1,679,864)

Lands' End, Inc. Retirement Plan

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
Year Ended December 31, 2005

	Current Value
Sears Holdings Stock Fund *	$ 392,336
Equity funds:	
RiverSource New Dimension Fund *	59,694,095
Templeton Foreign Fund I	12,459,538
Dodge & Cox Stock Fund	18,957,603
William Blair Small Cap Growth Fund	10,741,177
	101,852,413
Common/collective trust funds:	
RiverSource Trust Core Balanced Fund II *	28,176,215
RiverSource Trust Equity Index Fund I *	17,660,491
RiverSource Trust Income Fund II *	35,199,907
RiverSource Trust Small Cap Equity Index Fund II *	8,002,150
	89,038,763
Total investments	$ 191,283,512
Loans to participants, with rates ranging from 5 to 10.5 percent, maturing through 2015*	$ 2,623,942

* A party-in-interest to the Plan as defined by ERISA.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

LANDS' END, INC. RETIREMENT PLAN

By: LANDS' END, INC. RETIREMENT PLAN COMMITTEE

By: Kelly Ritchie
Kelly Ritchie
Member of Plan Committee and
Senior Vice President, Employee Services,
of Lands' End, Inc.

Date: June 26, 2006

EXHIBIT INDEX

Exhibit No.	Description
23	Consent of McGladrey & Pullen, LLP

McGladrey & Pullen
Certified Public Accountants

Exhibit 23

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in Registration Statement No. 333-125292 of Sears Holdings Corporation on Form S-8 of our report dated June 2, 2006 on the financial statements of Lands' End, Inc. Retirement Plan as of December 31, 2005 and 2004 and for the years then ended, appearing in this Annual Report on Form 11-K.

McGladrey & Pullen, LLP

Madison, Wisconsin
June 22, 2006